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Exhibit 2.2

EXHIBIT A – FORM OF UNDERTAKING AGREEMENT

THIS VOTING AND UNDERTAKING AGREEMENT (this “Agreement” or this “Undertaking”) is made as of May 21st, 2017, by and among Can-Fite BioPharma Ltd. (the “Shareholder”), Wize Pharma Ltd., a company established under the laws of the State of Israel (the “Company”), and OphthaliX Inc., a Delaware corporation (“OPLI”).

W I T N E S S E T H:

WHEREAS, the Company and OPLI are simultaneously entering into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”);

WHEREAS, the Shareholder is the controlling shareholder of OPLI and is therefore an indirect beneficiary of the Merger Agreement; and

WHEREAS, as a material inducement to the Company’s entering into the Merger Agreement and consummating the transactions contemplated thereby, the Shareholder is entering into this Undertaking.

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties to this Agreement agree as follows:

1.	Definitions.

1.1.	Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Merger Agreement.

1.2.	“Company Indemnitees” shall mean the following Persons: (a) OPLI; (b) OPLI’s successors and assigns; and (c) the representatives and Affiliates of OPLI (including the Company but, for the sake of clarity, excluding the Shareholder).

1.3.	“Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, or (ii) the Closing.

1.4.	“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

1.5.	“Losses” shall include any loss (including diminution in value), damage, injury, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including attorneys’ fees), charge, cost (including costs of investigation, defense costs, removal costs, remediation costs, closure costs) or expense of any nature, whether or not arising out of third party claims.

1.6.	“Shares” shall mean: (i) all shares (including all options, warrants and other rights to acquire Shares) of OPLI beneficially owned by the Shareholder as of the date of this Agreement, and (ii) all additional Shares (including all additional options, warrants and other rights to acquire Shares) that the Shareholder acquires during the period commencing with the execution and delivery of this Agreement until the Expiration Date.

1.7.	A Person shall be deemed to have effected a “Transfer” of a security if such person directly or indirectly (i) sells, pledges, encumbers, grants an option with respect to, transfers or otherwise disposes of such security or any interest therein, or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

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2.	Effectiveness. This Undertaking becomes effective upon execution thereof by the parties hereto.

3.	Representations and Warranties. The Shareholder hereby represents and warrants to the Company as of the date hereof and as of the Closing, that:

3.1.	The Shareholder has received a copy of the Merger Agreement (including all exhibits, schedules, annexes and attachments thereto), and the Shareholder is familiar with and, without confirming that such acknowledgment is required under OPLI’s organizational documents or applicable law, has no objection to its terms.

3.2.	The Shareholder has the full legal capacity, power and authority to execute and deliver this Undertaking and to perform the undertakings contemplated hereby. This Undertaking has been duly executed and delivered by the Shareholder, and constitutes the Shareholder’s valid and legally binding obligation enforceable against the Shareholder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Shareholder is not an “interested party” (as defined in the Israeli Securities Law) in the Company and, to its knowledge, is not affiliated with any of the interested parties in the Company.

3.3.	The Shareholder is not insolvent, has not initiated bankruptcy proceedings, nor is the Shareholder aware of any cause for any third party to initiate bankruptcy proceedings against the Shareholder.

3.4.	No consents, authorizations, approvals, waivers, authorization or permit of, or registration, declaration or filing with, or notification to, of any kind, of any Governmental Body or any other Person, are required in connection with the execution, delivery and performance of this Undertaking and the undertakings contemplated hereby which have not been obtained or delivered prior to the date hereof.

3.5.	The execution, delivery and performance of this Undertaking and the undertakings contemplated hereby by the Shareholder does not and will not conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit, under any agreement, law, rule, regulation, order, judgment or decree, in each case, that is applicable to the Shareholder or that apply to the Shareholder’s assets.

3.6.	The Shareholder is, and immediately prior to the Closing shall be, the lawful owner, beneficially and of record of, good and marketable title in, all of the Shares as set forth in EXHIBIT A hereto, free and clear of all Encumbrances, and does not own any other shares, options or other rights to subscribe for, purchase or acquire any securities of (i) OPLI or its Subsidiaries or (ii) the Company, in each case, from them or from any other Person. Shareholder has not sold, pledged or otherwise Transferred any interests in its Shares to any Person. Other than this Agreement, Shareholder is not a party to, and is not aware of, any voting trust, proxy, or other agreement or understanding with respect to the share capital of OPLI.

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4.	Transfer of Shares.

4.1.	The Shareholder hereby agrees that, at all times during the period commencing with the execution and delivery of this Agreement until the Expiration Date, the Shareholder shall not cause or permit any Transfer of any of the Shares to be effected.

4.2.	The Shareholder hereby agrees that, at all times commencing with the execution and delivery of this Agreement until the Expiration Date, the Shareholder shall not deposit, or permit the deposit of, any Shares in a voting trust, grant any proxy in respect of the Shares, or enter into any voting agreement or similar contract to vote or give instructions with respect to the Shares (other than this Agreement) in contravention of the obligations of the Shareholder under this Agreement with respect to any of the Shares.

4.3.	The Shareholder hereby agrees that, at all times during the period commencing with the execution and delivery of this Agreement until the Expiration Date, it shall not, directly or indirectly, take any action that would make any representation or warranty contained herein untrue or incorrect or have the effect of impairing the ability of the Shareholder to perform its obligations under this Agreement.

5.	Voting Undertaking Etc.. Until the Expiration Date, at every meeting of OPLI’s shareholders called, and at every adjournment or postponement thereof, and on every action or approval by written consent of OPLI’s shareholders with respect to any such meeting, the Shareholder shall vote the Shares: (a) in favor of the approval and adoption of the matters to be voted at the OPLI Meeting pursuant to the Merger Agreement (as it may be amended from time to time) and any matter that would reasonably be expected to facilitate the Closing and (b) to the extent any of the following actions require a vote of OPLI’s shareholders under applicable law or OPLIs’ organizational documents, against any of the following actions (other than those actions that are contemplated by the Merger Agreement): (i) the approval of any proposal made in opposition to, or in competition with, the transactions contemplated by the Merger Agreement, (ii) any proposal regarding a sale of capital stock of OPLI or a merger, consolidation, sale of substantially all Properties or other similar transaction involving OPLI or any division or major asset of OPLI, and (iii) any other action that is intended, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the transactions contemplated by the Merger Agreement. In addition, the Shareholder undertakes that, prior to the Effective Time, it shall enter into and consummate the EyeFite Sale in accordance with the Merger Agreement.

6.	Indemnification Undertaking.

6.1.	Subject to (i) the Closing and (ii) the limitations set forth herein, the Shareholder shall be liable, and shall indemnify, defend and hold harmless the Company and any of the other Company Indemnitees, as a principal obligor and not as a surety or guarantor, for any and all Losses paid, suffered or sustained by the Company Indemnitee, or that the Company Indemnitee becomes subject to (whether as a result of a third party claim or otherwise) on account of, and to the extent of, (i) Liabilities (including any financial indebtedness or other debt) of OPLI and its subsidiaries which arise with respect to events (including actions and transactions) occurring during the period (including before the execution of this Agreement) up to the Closing Date (the “Indemnifiable Liabilities”); provided such Indemnifiable Liabilities exceed $15,000 in the aggregate; and (ii) any Legal Proceedings commenced by any Company Indemnitee for the purpose of enforcing any of its rights under this Section 6. Indemnification hereunder shall be in cash. It is hereby specifically clarified and agreed that Indemnifiable Liabilities indemnified hereunder shall (i) not include any claim, action or Losses paid, suffered or sustained by the Company or any Company Indemnitee which is with respect to any Legal Proceedings arising out of or in relation to the transactions contemplated by the Merger Agreement, and (ii) include those arising from the EyeFite Sale, if any, as well as expenses and fees (such as legal and accounting fees) incurred by OPLI and any of its subsidiaries in connection with the negotiation, execution or consummation of the Merger Agreement.

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6.2.	The Shareholder acknowledges and agrees that it shall not make any claim for contribution from OPLI with respect to any indemnity claims arising under or in connection with this Agreement to the extent that any of Company Indemnitees is entitled to indemnification hereunder for such claim, and hereby waives any such right of contribution from OPLI it has or may have in the future.

6.3	Promptly after receipt by the Company Indemnitee of notice or commencement of any legal proceeding in respect of which indemnity may be sought hereunder, it will notify the Shareholder in writing of the receipt or commencement thereof; provided that, the failure so to notify will not relieve the Shareholder from any liability which it may have on account of this indemnity or otherwise, except to the extent the Shareholder has been materially prejudiced by such failure. Shareholder shall have the right, by providing written notice within seven (7) days of receipt of notification in writing from the Company Indemnitee, to assume the defense of such proceeding, and in such event the Shareholder will not settle any third party claim without the Company Indemnitee’s prior written consent (not to be unreasonably withheld, delayed or conditioned); provided however that Shareholder shall not have the right to assume the defense in the following circumstances: (i) where, in the Company Indemnitee’s good faith discretion, a conflict of interest exists, which makes separate representation advisable; (ii) the claim is for injunctive or other similar equitable relief against any Company Indemnitees or relates to the intellectual property rights, customers or suppliers of the Company Indemnitees; or (iii) the claim involves any criminal law claim against the Company Indemnitees or its directors, officers, employees or agents. In the event no such notice has been delivered by the Shareholder (or if Shareholder is not entitled to assume the defense pursuant to the preceding sentence), the Company Indemnitee shall have sole control on the conduct of the defense. In any event, the Company Indemnitee will not settle any third party claim without the Shareholder’s prior written consent (not to be unreasonably withheld, delayed or conditioned).

6.4	The indemnification set out in Section 6.1 above shall expire and cease to be binding on the Shareholder (i) for claims that do not involve Liabilities for Tax – on the day that is 30 days following the publication of the first audited financial statements of OPLI occurring after the Closing, and (ii) for claims that do involve Liabilities for Tax – on the third anniversary of the Closing (as applicable, the “Survival Date”), so that after the applicable Survival Period, the Company Indemnitees shall not be entitled to recover from the Shareholder hereunder; provided however that so long as due written notice of an indemnity claim in accordance with the terms herein is given on or prior to the applicable Survival Date with respect to such claim, such claim shall continue to survive until it is finally resolved.

7.	Waiver and Release of Claims.

7.1	Effective for all purposes as of, and contingent upon, the Closing, Shareholder acknowledges and agrees on behalf of itself and each of its agents, trustees, beneficiaries, directors, officers, Affiliates, subsidiaries, estate, successors and assigns (each, a “Releasing Party”) that each hereby releases and forever discharges OPLI and the Company (each a “Beneficiary”) and each of such Beneficiary’s respective subsidiaries, Affiliates, directors, officers, employees, representatives, agents, members, shareholders, successors, predecessors and assigns (each, a “Released Party” and collectively, the “Released Parties”) from any and all Shareholder Claims such Releasing Party may have or assert against any of the Released Parties, from the beginning of time through the time of the Closing, in each case whether known or unknown, or whether or not the facts that could give rise to or support a Shareholder Claim are known or should have been known, except with regard to its rights pursuant to the Merger Agreement and the transactions contemplated thereby. In this Agreement, a “Shareholder Claim” shall mean: (i) except for the Shares listed in Exhibit A, any claim or right to receive or hold any Shares or other securities (including warrants, debt securities and capital notes) of OPLI or, other than in accordance with the EyeFite Sale to be consummated immediately prior to the Closing, its Subsidiaries; (ii) any claim or right to receive any payment from OPLI or its Subsidiaries; (iii) any claim with respect to the authority or enforceability to enter into this Agreement or any of the transactions; (iv) any rights, licenses, claims or interest whatsoever, including royalties, fees or other compensation with respect to OPLI; or (v) any claim or right to receive any consideration or service from any Released Party under any agreement between such Releasing Party and the Released Party. For the avoidance of any doubt, Shareholder Claim does not include the Excluded Claims.

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7.2	Shareholder acknowledges that it may hereafter discover facts in addition to or different from those which it now knows or believes to be true with respect to the subject matter of this Agreement, but it is Shareholder’s intention to fully and finally and forever settle and release any and all matters, disputes and differences, known or unknown, suspected and unsuspected, which do now exist or may exist or heretofore have existed between any Releasing Party and any Released Party with respect to the subject matter of this Agreement.

7.3	Notwithstanding anything in this Section 7, the foregoing releases and covenants shall not apply to any claims relating to any employment payment, including salary and bonuses, and any other matters; provided that such are fully disclosed in Schedule 7.3 hereto (collectively, the “Excluded Claims”).

8	Notices. Any notice or communication must be in writing and will be deemed given: (i) when delivered if delivered personally (including by courier); (ii) on the third (3rd) Business Day after mailing, if mailed, postage prepaid, by registered or certified mail (return receipt requested); (iii) on the day after mailing if sent by a nationally recognized overnight delivery service which maintains records of the time, place, and recipient of delivery; or (iv) upon receipt if sent by e-mail or fax with electronic or telephonic confirmation of receipt. For purposes of notice, the addresses of the Parties shall be:

If to the Shareholder:	Can-Fite BioPharma Ltd. 10 Bareket Street KiryatMatalon P.O. Box 7537
Petach Tikva, 4951778 Israel
Attention: Pnina Fishman, CEO and Chairman
Telephone: +972-3-924-1114
Facsimile: +972-3-924-9378
Email: Pnina@canfite.co.il

If to OPLI (before the Closing):	OphthaliX Inc.
10 Bareket Street
Petach Tikva, 4951778 Israel
Attention: Pnina Fishman, CEO and Chairman
Telephone: +972-3-924-1114
Facsimile: +972-3-924-9378
Email: Pnina@canfite.co.il
with required copies to (which will not constitute notice):

Doron Tikotzky Kantor Gutman Cederboum &Co.

7 Metsada Street, BSR 4 Tower

Bnei Brka, Israel

Attention: Ronen Kantor, Adv.

Telephone: +972-3-6133371

Facsimile: +972-3-6133372

Email: rkantor@dtkgc.com

McDermott Will & Emery LLP

340 Madison Avenue

New York, NY 10173-1922
Attention: Gary Emmanuel, Esq.

Tel +1 212 547 5541

Fax +1 212 547 5444

Email: Gemmanuel@mwe.com

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If to the Company (and OPLI after Closing):	Wize Pharma Ltd.
Hamenofim 2
Petach Tikva, 4672553 Israel
Attention: Or Eizenberg, Interim CEO
Telephone: +972-73-232-4501
Facsimile: +972-3-760-6900
Email: or@wizepharma.com

with required copies to (which will not constitute notice):
Goldfarb Seligman & Co.
98 Yigal Alon Street
Electra Tower, Tel Aviv 67891 Israel
Attention: Ido G. Zemach, Adv.; Avi Dushnik, Adv.; Yoni Henner, Adv.
Facsimile: +972-3-608-9909
Email: Ido.Zemach@goldfarb.com; Avi.Dushnik@goldfarb.com; Yoni.Henner@goldfarb.com

9	Governing Legal Requirement; Venue; Waiver of Trial by Jury.

9.1	This Agreement shall be governed solely and exclusively by and construed in accordance with the internal laws of the State of Israel without regard to the conflicts of laws principles thereof. The Parties hereto hereby expressly and irrevocably agree that any suit or proceeding arising directly and/or indirectly pursuant to or under this Agreement shall be brought solely in a court located in Tel-Aviv, Israel. By its execution hereof, the Parties hereby covenant and irrevocably submit to the in personam jurisdiction of the courts located in Israel and agree that any process in any such action may be served upon any of them personally, or by certified mail or registered mail upon them or their agent, return receipt requested, with the same full force and effect as if personally served upon them in Israel. The Parties hereto expressly and irrevocably waive any claim that any such jurisdiction is not a convenient forum for any such suit or proceeding and any defense or lack of in personam jurisdiction with respect thereto. In the event of any such action or proceeding, the Party prevailing therein shall be entitled to payment from the other Party hereto of its reasonable counsel fees and disbursements.

9.2	EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT OR ANY AGREEMENT EXECUTED PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY AGREEMENT EXECUTED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (iii) IT MAKES SUCH WAIVER VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.2.

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10	Further Assurance. Shareholder shall promptly take or cause to be taken all acts, and execute or deliver, or cause to be executed or delivered, all such documents and instruments, in each case as may be reasonably requested by the Company to give full force and effect to this Undertaking.

11	General.

11.1	This Agreement and the other Transaction Documents, including any related annexes, schedules and exhibits, as well as any other agreements and documents referred to herein and therein, will together constitute the entire agreement between the Parties hereto pertaining to the subject matter hereof and thereof, and supersede all prior and contemporaneous negotiations, agreements and understandings between the Parties, whether oral or written, with respect to such subject matter, which is hereby terminated and of no further force or effect. If there is a conflict between any provision of this Agreement and a provision of the other Transaction Documents, the provision of this Agreement will control unless specifically provided otherwise in this Agreement.

11.2	Any term of this Undertaking may be amended and the observance of any term of this Undertaking may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of OPLI, the Company and the Shareholder.

11.3	None of the rights, privileges or obligations set forth herein, arising under, or created by this Undertaking may be assigned or transferred, without the prior consent in writing of the non-assigning or non-transferring party, except that the Company may transfer or assign its rights and obligations under this Undertaking, without obtaining the consent or approval of any other parties hereto, in whole or from time to time in part, to any Person. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the respective successors, permitted assigns, guardians, heirs, executors, and administrators of the Shareholder and the Company (including any Company Indemnitee).

11.4	No failure on the part of any Person to exercise any power, right, privilege or remedy under this Undertaking, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Undertaking, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Undertaking, or any power, right, privilege or remedy under this Undertaking, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

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11.5	If any term, provision, covenant or restriction of this Undertaking is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Undertaking shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the undertakings contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Undertaking so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the undertakings contemplated hereby be consummated as originally contemplated to the fullest extent possible.

11.6	The parties hereto agree that irreparable damage would occur if any provision of this Undertaking were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Undertaking or to enforce specifically the performance of the terms and provisions of this Undertaking in addition to any other remedy to which they are entitled hereunder, in each case without the requirement of posting any bond or other type of security.

11.7	Each of the parties acknowledges that it had assessed the risk, uncertainties and benefits of the transactions contemplated by this Undertaking, and that it was represented by legal counsel in the negotiation, execution and delivery of this Undertaking Accordingly, and based on the foregoing facts, among other factors, each party acknowledges and agrees that, for purposes of interpreting this Undertaking, no party has had any preference in the design of the provisions of this Undertaking.

11.8	Unless the context of this Undertaking otherwise requires, (i) words of any gender include the other gender or neuter forms; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Undertaking; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Undertaking; (v) the word “include” or “including” does not imply any limitation to the item or matter mentioned; (vi) reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof; (vii) the use of the words “or,” “either” or “any” will not be exclusive; and (xiii) the use of the words “deliver,” “furnish,” “made available” or “provide” will mean that, with respect to either Party, as the context requires, or its respective representatives, that such documents or information referenced shall have been delivered to the other Party or its representatives at least one Business Day prior to the date of this Undertaking.

11.9	This Undertaking may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. The exchange of a fully executed Undertaking (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Undertaking.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties have executed this VOTING AND UNDERTAKING AGREEMENT, as of the date first mentioned above.

Company:

Wize Pharma Ltd.

By:	/s/ Or Eisenberg
Name:
Title:

OPLI:

OphthaliX Inc.

By:	/s/ Pnina Fishman
Name:
Title:

Shareholder:

Can-Fite BioPharma Ltd.

By:	/s/ Pnina Fishman
Name:
Title:

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EXHIBIT A

SHARES

8,563,254 shares of OPLI